UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 4, 2024 elektros, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

85-4235616

(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, Florida 33020

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code:

 (347) 885-9734

Title of each class of securities issued pursuant to Regulation A:

 Common stock, par value $0.001

Item 4.	Changes in Issuer’s Certifying Accountant

On June 4, 2024, the Board of Directors approved and the Company engaged Michael Gillespie & Associates, PLLC (PCAOB ID: 6108) as the Company’s new independent registered public accounting firm to perform independent audit services for the calendar year ended December 31, 2023, and calender year ending December 31, 2024.

During the calendar years ended December 31, 2023 and 2022 and through June 4, 2024, neither the Company nor anyone on its behalf consulted with Michael Gillespie & Associates, PLLC regarding (1) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Michael Gillespie & Associates, PLLC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibits

None.

Signatures

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elektros, Inc.

Date: June 14, 2024	By:	/s/ Shlomo Bleier
Shlomo Bleier
Chief Executive Officer